Exhibit 21
ATMI, INC.
Subsidiaries

Entity	State or Jurisdiction of Incorporation or Organization
Advanced Technology Materials, Inc.	Delaware
ATMI Ecosys Corporation	California
Advanced Delivery & Chemical Systems Nevada, Inc.	Nevada
Advanced Delivery & Chemical Systems Holdings, LLC	Delaware
Advanced Delivery & Chemical Systems Operating, LLC	Delaware
Advanced Delivery & Chemical Systems Manager, Inc.	Delaware
ATMI Materials, Ltd.	Texas
ATMI Korea Co., Ltd.	South Korea
ATMI Packaging, Inc.	Minnesota
ATMI International Holdings, Inc.	Delaware
ATMI Taiwan Holdings, Inc.	Delaware
ATMI Belgium Holdings, Inc.	Delaware
ATMI Belgium, LLC	Delaware
ATMI BVBA	Belgium
ATMI International Trading Co., Ltd.	China
ATMI Japan KK	Japan
ATMI Taiwan Co., Ltd.	Taiwan
ATMI GmbH	Germany
ATMI PTE Ltd	Singapore
ATMI Acquisition BVBA	Belgium
ATMI SARL	Luxembourg
Artelis, S.A.	Belgium